Exhibit 99.1

Selina Receives Nasdaq Notice and Provides Update on Nasdaq Hearings Panel

NEW YORK (May 23rd, 2024) – Selina Hospitality PLC (“Selina” or the “Company”; NASDAQ: SLNA), a global lifestyle and experiential hospitality company catering to millennial and Gen Z travelers, announces today that it has received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) dated May 20, 2024. This notice informs the Company of its delinquency in filing its Form 20-F for the year ended December 31, 2023 (“2023 20-F”) in accordance with Nasdaq listing requirements (the “Reporting Obligations”) as previously disclosed by the Company on May 1, 2024.

The notice specifies that the delay in filing the 2023 20-F serves as an added basis for potentially delisting the Company’s securities from The Nasdaq Stock Exchange. This follows an earlier staff determination letter, dated April 17, 2024, which stated that since the closing bid price of the Company’s ordinary shares had fallen below $0.10 for ten consecutive trading days from April 3, 2024, to April 16, 2024, the Nasdaq staff had determined, according to Listing Rule 5810(c)(3)(A)(iii) (the “Low Price Stock Requirement”), to potentially delist the Company’s securities. Additionally, the Company had received a letter on September 8, 2023, indicating that the Company was not in compliance with Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) due to the bid price of the Company’s listed securities closing below $1.00 per ordinary share for 30 consecutive business days prior to the notice.

In response to the Company’s non-compliance with the Minimum Bid Price Requirement, the Company was initially granted 180 calendar days, until March 6, 2024, to regain compliance. Following the transfer of the Company’s securities to the Nasdaq Capital Market in March 2024, an additional 180-day period was granted, extending the compliance deadline to September 3, 2024.

The Company has actively communicated these developments through Reports on Form 6-K issued on September 12, 2023, March 7, 2024, and April 22, 2024.

In light of the previous Nasdaq staff determination to commence the process for delisting of the Company’s ordinary shares, the Company requested a hearing with the Nasdaq Hearings Panel and the hearing is now scheduled for June 4, 2024. The delisting action was temporarily stayed pending a final decision by the Hearings Panel. The new notice mentions that the Company has until May 28, 2024 to request an additional stay, beyond an initial 15 calendar-day period and the Hearings Panel decision. The Company intends to submit this request by the required deadline.

While the new notice currently has no immediate impact on the listing of the Company’s securities, there is no guarantee that the Hearings Panel will grant the additional stay requested or provide more time for the Company to regain compliance with the Minimum Bid Price Requirement, the Low Price Stock Requirement and the Reporting Obligations.

About Selina Hospitality PLC

Selina Hospitality PLC (NASDAQ: SLNA) is a global hospitality brand built to address the needs of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Founded in 2014 and custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations in 24 countries on six continents – from urban cities to remote beaches and jungles. To learn more, visit Selina.com or follow Selina on X, Instagram, Facebook, Linkedin or YouTube.

Forward-Looking Information

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this press release or the investor presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

Contacts

Media: press@selina.com

Investor: investors@selina.com